UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Endocardial Solutions, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

292962 10 7

(CUSIP Number)

Carol E. Malkinson, Esq.

Medtronic, Inc.

710 Medtronic Parkway Northeast

Minneapolis, Minnesota 55432

(612) 514-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292962 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Medtronic, Inc. 41-0793183

2.	Check the Appropriate Box if a Member of a Group (See Instructions)*
	(a)	☐
	(b)	☐
*Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,436,510

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,436,510

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,436,510

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 637184 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Medtronic International, Ltd. 41-1278948

2.	Check the Appropriate Box if a Member of a Group (See Instructions)*
	(a)	☐
	(b)	☐
*Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,436,510

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,436,510

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,436,510

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the Common Stock, $0.01 par value per share of Endocardial Solutions, Inc. (“ESI”).  The name and address of the principal executive offices of the issuer of such securities are Endocardial Solutions, Inc., 1350 Energy Lane, Suite 110, St. Paul, Minnesota  55108.

Item 2.	Identity and Background
(a), (b) and (c):

Medtronic, Inc. (“Medtronic”), 710 Medtronic Parkway N.E., Minneapolis, Minnesota 55432, is a Minnesota corporation, principally engaged in the business of therapeutic medical technology, specializing in implantable and interventional therapies.  Medtronic International, Ltd., 710 Medtronic Parkway N.E., Minneapolis, Minnesota  55432, a Delaware corporation (“MIL”), is a wholly-owned subsidiary of Medtronic through which Medtronic holds certain investments.  Information is provided below with respect to persons who are directors and executive officers of the Reporting Persons.

William W. George, Chairman and Director, Medtronic, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Arthur D. Collins, Jr., President, Chief Executive Officer and Director, Medtronic and President, MIL, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Michael R. Bonsignore, Director, Medtronic, Retired Chairman, Honeywell International, Inc., 101 Columbia Road, P. O. Box 4000, Morristown, New Jersey 07962-2497;

William R. Brody, M.D., Ph.D., Director, Medtronic, President, The Johns Hopkins University, 3400 North St. Charles St., 242 Garland Hall, Baltimore, MD 21218;

Paul W. Chellgren, Director, Medtronic, Chairman and Chief Executive Officer, Ashland Inc., 50 E. RiverCenter Boulevard, P.O. Box 391, Covington, KY 41012-0391;

Antonio M. Gotto, Jr., M.D., Director, Medtronic, Dean, Cornell University Medical College, Medical Affairs Provost, Cornell University, Office of the Dean, 1300 York Avenue, New York, NY 10021;

Bernadine P. Healy, M.D., Director, Medtronic, Retired President and CEO, American Red Cross, 710 County Line Road, Gates Mills, OH 44040;

Shirley A. Jackson, Ph.D., Director, Medtronic, President, Rensselaer Polytechnic Institute, 110 8th Street, Troy Building, Troy, NY 12180.

Denise M. O’Leary, Director, Medtronic, private venture capital investor, 124 Warren Road, San Mateo, CA 94401.

Jean-Pierre Rosso, Director, Medtronic, Chairman, CNH Global N.V., 700 State Street, Racine, WI 53404;

Jack W. Schuler, Director, Medtronic, Chairman, Stericycle, Inc. and Ventana Medical Systems, Inc., 28161 North Keith Drive, Lake Forest, IL 60045;

Gordon M. Sprenger, Director, Medtronic, Retired from Allina Health System, 800 E. 28th Street, Minneapolis, MN 55407;

Jeffrey Balagna, Senior Vice President and Chief Information Officer, Medtronic, 710 Medtronic Parkway N.E., Minneapolis, Minnesota 55432;

Chuck Brynelsen, Vice President, MIL, 710 Medtronic Parkway N.E., Minneapolis, Minnesota 55432;

Gary L Ellis, Vice President, Controller, Treasurer and Director, MIL, 710 Medtronic Parkway N.E., Minneapolis, MN 55432.

Michael D. Ellwein, Vice President, MIL, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Janet S. Fiola, Senior Vice President, Human Resources, Medtronic, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Robert Guezuraga, Senior Vice President and President, Cardiac Surgery, Medtronic, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Steven B. Kelmar, Senior Vice President, External Affairs, Medtronic, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Stephen H. Mahle, Senior Vice President and President, Cardiac Rhythm Management, Medtronic, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Margaret A. Osborne, Vice President, MIL, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Robert L. Ryan, Senior Vice President and Chief Financial Officer, Medtronic, and Vice President, Chief Financial Officer and Director, MIL, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

David J. Scott, Senior Vice President and General Counsel and Secretary, Medtronic, and Vice President, Secretary and Director, MIL, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Keith E. Williams, Senior Vice President and President, Neurological, Spinal, and ENT, Medtronic, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Barry W. Wilson, Senior Vice President and President, International, Medtronic, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

(d), (e) and (f): No change.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction
On January 30, 2002, a Warrant to purchase 447,554 shares of ESI Common Stock held by MIL expired unexercised.

MIL has acquired shares of ESI Common Stock solely for investment purposes.  Based upon their evaluation of ESI’s financial condition, market conditions and other factors they may deem material, the Reporting Persons may seek to acquire additional shares of ESI Common Stock in the open market or in private transactions, or may dispose of all or any portion of the shares currently owned.  Except as set forth in the preceding sentence, the Reporting Persons presently do not have any definitive plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but may, at any time and from time to time, review, reconsider and discuss with ESI or others the Reporting Persons’ positions with respect to ESI which could thereafter result in the adoption of such plans or proposals.

Item 5.	Interest in Securities of the Issuer
(a)

Medtronic, through MIL, is the beneficial owner of 1,436,510 shares of Common Stock of ESI, which represents approximately 8.7% of the outstanding Common Stock of ESI.  To the knowledge of the Reporting Persons, no other person named in Item 2 beneficially owns any ESI shares.

(b)	Medtronic, through MIL, has the sole power to vote and the sole power to dispose of all shares of ESI Common Stock beneficially owned by it.

(c)	The following transactions in the Common Stock of ESI were effected by persons named in paragraph (a) above during the past 60 days:

	(i)	A warrant to purchase 447,554 shares of ESI Common Stock held by MIL expired unexercised on January 30, 2002.

	(ii)	The following open market sales of ESI Common Stock were made by MIL:

		Date of Sale	Number of Shares Sold	Per Share Sale Price
		March 22, 2002	200,000	$7.50
		April 8, 2002	75,000	$8.75
		April 9, 2002	25,000	$8.855

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No change

Item 7.	Material to Be Filed as Exhibits
Exhibit A –		Agreement by the persons filing this Schedule 13D Amendment to make a joint filing—incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D filed January 8, 2002.

Exhibit B –		Warrant to purchase 447,554 shares of ESI Common Stock—incorporated by reference to Exhibit B to initial Schedule 13D filed February 9, 1998.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     April 18, 2002

MEDTRONIC, INC.

By:	/s/ Carol E. Malkinson
Carol E. Malkinson
Senior Legal Counsel and Assistant
Secretary

MEDTRONIC INTERNATIONAL, LTD.

By:	/s/ Carol E. Malkinson
Carol E. Malkinson
Assistant Secretary

EXHIBIT INDEX

Exhibit	Description

A	Agreement by the persons filing this Schedule 13D Amendment to make a joint filing—incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D filed January 8, 2002.

B	Warrant to purchase 447,554 shares of ESI Common Stock—incorporated by reference to Exhibit B to initial Schedule 13D filed February 9, 1998.